UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42290

HOMESTOLIFE LTD

(Registrant’s Name)

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Appointment of Chief Financial Officer

As previously disclosed, on November 12, 2025, HomesToLife Ltd (the “Company”) appointed Mr. Zhengjie “Jeff” Chai (“Mr. Chai”) as the interim Chief Financial Officer of the Company, effective November 19, 2025, whilst the Company continued in its search of a new CFO.

The Company has since completed its search, and has determined that Mr. Chai is the best candidate to be appointed as the Chief Financial Officer of the Company. On May 5, 2026, the board of the Company resolved to appoint Mr. Chai as the CFO of the Company, effective from May 1, 2026.

Mr. Chai has served as the CFO and secretary of HTL Furniture, since September 2020. Mr. Chai has also served as Regional VP of Finance for a few subsidiaries of the Company since January 2024. Mr. Chai was the VP of Finance and Operations of HTL Furniture from September 2020 to December 2023. Mr. Chai received his bachelor of science degree in Accountancy from Boise State University in 2004, a Master of Business Administration degree from Boise State University in 1999, and a bachelor of engineering in International Business and Automatic Control Engineering degree from Shanghai Jiao Tong University in 1994. Mr. Chai is a licensed Certified Public Accountant.

Mr. Chai will perform his duties as CFO pursuant to a services agreement, entered into on May 1, 2026 between the Company and HTL Furniture Inc. (“HTL Furniture”), a U.S. company which is a related party of the Company, pursuant to which the Company engages HTL Furniture to provide the services of the type typically performed by a Chief Financial Officer and which are to be performed exclusively through Mr. Chai on a full-time basis, effective from May 1, 2026.

The foregoing description of the services agreement is a summary only and is qualified in its entirety by reference to the full text of the services agreement, which are attached hereto as Exhibit 10.1 and incorporated herein by reference.

The Company announced Mr. Chai’s appointment as the CFO of the Company on May 5, 2026, and the press release is attached hereto as Exhibit 99.1.

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Exhibit

Exhibit No.	Description
10.1	Services Agreement dated as of May 1, 2026, by and between HomesToLife Ltd and HTL Furniture Inc.
99.1	Press release dated May 5, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HomesToLife LTD

Date: May 5, 2026	By:	/s/ Phua Mei Ming
	Name:	Phua Mei Ming
	Title:	Chief Executive Officer

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